       AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 4, 2001

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                              --------------------

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT

                     (UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934)

                                 AMENDMENT NO. 1

                               GARAN, INCORPORATED
                       (Name of Subject Company (Issuer))

                               GARAN, INCORPORATED
                        (Name of Filing Person (Issuer))

                                  COMMON STOCK
               (INCLUDING ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   364802-10-8
                      (CUSIP Number of Class of Securities)

                            MARVIN S. ROBINSON, ESQ.
                 VICE PRESIDENT - GENERAL COUNSEL AND SECRETARY
                               GARAN, INCORPORATED
                      C/O TANNENBAUM, DUBIN & ROBINSON, LLP
                           1140 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 302-2900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)


                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
    TRANSACTION VALUATION*                       AMOUNT OF FILING FEE
       $21,000,000                                    $4,200
--------------------------------------------------------------------------------

     *Calculated solely for the purpose of determining the filing fee, based upon the purchase of 700,000 shares at $30 per share.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    N/A          Filing Party:  N/A
         Form or Registration No.:  N/A          Date Filed:    N/A

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

[ ]  third party tender offer                    [ ]  going-private transaction
     subject to Rule 14d-1                            subject to Rule 13e-3

[X]  issuer tender offer                         [ ]  amendment to Schedule 13D
     subject to Rule 13e-4                            under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

================================================================================

     This issuer tender offer statement on Schedule TO relates to an offer by Garan, Incorporated, a Virginia corporation ("Company"), to purchase 700,000 shares (or such lesser number of shares as are properly tendered and subject to increase as provided in the Offer to Purchase dated May 4, 2001 ("Offer to Purchase")) of its Common Stock, including the associated Common Stock Purchase Rights ("Shares"), 5,082,837 of which Shares were outstanding as of April 30, 2001, at a purchase price not greater than $30 nor less than $26 net per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, which together constitute the "Offer," copies of which are attached as Exhibit (a)(1) and (a)(2), respectively, and incorporated herein by reference.

     In response to Items 1, 2, 4(a)(1), 4(b), 6, 7, 8, 9, and 11, reference is made to the information set forth in the Offer which is incorporated by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) The filing person and the issuer of the securities to which this Schedule TO relates is Garan, Incorporated, a Virginia corporation ("Company"), and the address and telephone number of its principal executive office is 350 Fifth Avenue, New York, New York 10118, (212) 563-2000. The following table names each person specified in Instruction C to Schedule TO. Except as otherwise indicated, each person's business address is the same as the Company's, 350 Fifth Avenue, New York, New York 10118.



         Name                           Position                                 Business Address
         ----                           --------                                 ----------------
Stephen J. Donohue                 Director                                   1700 Broadway
                                                                              New York, New York 10019
Rodney Faver                       Director

Jerald Kamiel                      Director and President

Richard A. Lichtenstein            Director                                   8436 West Third Street
                                                                              Los Angeles, California 90048
Seymour Lichtenstein               Director and Chairman

Frank Martucci                     Director                                   885 Third Avenue
                                                                              New York, New York 10022
Perry Mullen                       Director

Marvin S. Robinson                 Director; Vice President - General         1140 Avenue of the Americas
                                   Counsel and Secretary                      New York, New York  10036

Alexander J. Sistarenik            Treasurer

William J. Wilson                  Director; Vice President -- Finance
                                   and Administration


ITEM 4.  TERMS OF THE TRANSACTION.

         (a)(2)    Not Applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (e)       None.

ITEM 10. FINANCIAL STATEMENTS.

         (a)-(b)   Not Applicable.

ITEM 12. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1)(i)      Form of Offer to Purchase dated May 4, 2001.
     (a)(1)(ii) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9).
     (a)(1)(iii)    Form of Notice of Guaranteed Delivery.
     (a)(1)(iv) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.
     (a)(1)(v) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.
     (a)(2) Form of Letter to Shareholders of the Company dated May 4, 2001, from Seymour Lichtenstein and Jerald Kamiel, Chairman and President, respectively, of the Company.
     (a)(5)         Text of Press Release issued by the Company dated April 30,
                    2001*.
     (b)            Not applicable.
     (d)            Not applicable.
     (g)            Not applicable.
     (h)            Not applicable.

*    Previously filed.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete, and correct.

                                      GARAN, INCORPORATED

                                      By: /s/ William J. Wilson
                                         --------------------------------------
                                         Name: William J. Wilson
                                         Title: Vice President - Finance and
                                                Administration




Dated: May 4, 2001

                                  EXHIBIT INDEX

  EXHIBIT
    NO.           DESCRIPTION
------------   -----------------------------------------------------------------
(a)(1)(i)      Form of Offer to Purchase dated May 4, 2001.
(a)(1)(ii)     Form of Letter of Transmittal (including Certification of
               Taxpayer Identification Number on Form W-9).
(a)(1)(iii)    Form of Notice of Guaranteed Delivery.
(a)(1)(iv)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies, and Other Nominees. (a)(1)(v) Form of Letter to
               Clients for Use by Brokers, Dealers, Commercial Banks, Trust
               Companies, and Other Nominees.
(a)(2)         Form of Letter to Shareholders of the Company dated May 4, 2001, from Seymour Lichtenstein and Jerald Kamiel, Chairman and
               President, respectively, of the Company.
(a)(5)         Text of Press Release issued by the Company dated April 30,
               2001*.
(b)            Not applicable.
(d)            Not applicable.
(g)            Not applicable.
(h)            Not applicable.

*    Previously filed.